Exhibit 99.1

X3 Holdings Announces Share Consolidation

Singapore, Feb. 26, 2026 /PRNewswire/ — X3 Holdings Co., Ltd. (Nasdaq: XTKG) (the “Company” or “XTKG”), a global provider of digital solutions and technology services spanning diverse industries, today announced that the board of directors approved a consolidation of its Class A ordinary shares on a thirty-to-one basis (the “Share Consolidation”). The Company’s Class A shares are expected to begin trading on a post consolidation basis on March 5, 2026.

As a result of the Share Consolidation, each thirty (30) pre-consolidation Class A shares of the Company will be automatically combined into one (1) Class A share, without any action on the part of the holders, with par value of the Class A shares of the Company being changed from $0.00003 per share to $0.0009 per share, and the Company’s issued and outstanding Class A shares will be reduced from 54,238,270 to approximately 1,807,943. The Company’s Class A shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “XTKG” under a new CUSIP number – G72007159. The Share Consolidation is intended to increase the market price per share of the Company’s Class A shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Share Consolidation. Shareholders who otherwise would be entitled to a fractional share because they hold a number of Class A shares not evenly divisible by thirty will automatically be entitled to receive an additional share of the Company’s Class A sharess.

The Company’s transfer agent, Transhare Corporation, will act as the exchange agent. Adjustments made to Class A shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent.

As of February 25, 2025, the issued and outstanding ordinary shares of the Company were 54,238,270 Class A ordinary shares (pre-consolidation) and 7,902,031 Class B ordinary shares.

About X3 Holdings

X3 Holdings Co., Ltd. (Nasdaq: XTKG) is a global provider of digital solutions and technology services spanning diverse industries. The Company is operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies. X3 Holdings is headquartered in Singapore with subsidiaries and operations globally. For additional information, please visit www.x3holdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with the minimum bid price requirement. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Corporate Investor Relations

Email: ir@x3holdings.com

Website: www.x3holdings.com